 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For June 30, 2013

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road

Weifang Shandong

People’s Republic of China, Postal Code: 261061

 (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of Fuwei Films (Holdings) Co., Ltd. (the “Company”). The Company has attempted to identify forward-looking statements by terminology, including, but not limited to, “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predicts”, “should” or “will” or the negative of these terms or other comparable terminology.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future results, operations, levels of activity, performance or achievements. Actual results of the Company’s results, operations, levels of activity, performance or achievements may differ materially from information contained in the forward-looking statements as a result of risk factors. They include, among other things, negative impacts of the slow economic recovery of major economies on the Company, competition in the BOPET film industry, especially the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the uncertainty of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People’s Republic of China conducted by certain countries; fluctuations of RMB exchange rate, the reduce in demand for the Company’s products or the loss of main customers which may result in the decrease of sales, and negatively influencing the Company’s financial performance, uncertainty as to the future profitability and the Company’s ability to obtain adequate financing for its planned capital expenditure requirements, uncertainty as to the Company’s ability to successfully obtain additional funds to meet the working capital needs of the new BOPET production line, uncertainty as to the Company’s ability to continuously develop new BOPET film products especially the thick films to be produced by the third production line and keep up with changes in BOPET film technology, risks associated with possible defects and errors in its products including complaints and claims from clients, uncertainty as to its ability to protect and enforce its intellectual property rights, uncertainty as to its ability to attract and retain qualified executives and personnel, and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in light of the volatility in the prices of petroleum products in recent years, instability of power and energy supply, and the uncertainty regarding the future operation of the Company in connection with China’s actions to save energy and reduce emissions, and the changes of the current labor law in the PRC as well as the uncertainty of the impact of a small group of shareholders controlled by the Chinese government that have substantial influence over the Company and our business operation. The Company’s expectations are as of the date of filing of this Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date this Form 6-K is filed to confirm these statements to actual results, unless required by law.

On August 14, 2013, the Company announced that it had received a notice from the its controlling shareholder, the Weifang State-owned Assets Operation Administration Company, a wholly-owned subsidiary of Weifang State-owned Asset Management and Supervision Committee (collectively, the “Administration Company”) on August 12, 2013 indicating that the Administration Company had determined to place control over 6,912,503 (or 52.90%) of its outstanding ordinary shares up for sale at a public auction to be held in The People’s Republic of China (“PRC”).

On August 22, 2013, the Company announced its unaudited consolidated financial results for the six-month period ended June 30, 2013.

2

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

(amounts in thousands except share and per share value)

(Unaudited)

		June 30, 2013		December 31, 2012
	Notes	RMB	US$	RMB
ASSETS

Current assets
Cash and cash equivalents		9,167	1,494	5,006
Restricted cash		47,750	7,780	21,457
Accounts and bills receivable, net	3	13,296	2,166	21,587
Inventories	4	48,816	7,954	34,291
Advance to suppliers		4,842	789	13,543
Prepayments and other receivables		30,498	4,969	26,174
Deferred tax assets - current		2,081	339	1,857
Total current assets		156,450	25,491	123,915

Property, plant and equipment, net	5	209,227	34,090	233,335
Construction in progress	6	328,418	53,511	337,990
Lease prepayments, net	7	19,261	3,138	19,523
Advance to suppliers - long term, net		7,587	1,236	5,299
Long-term deposit	8	16,760	2,731	16,760
Other Assets	9	13,393	2,182	262
Deferred tax assets - non current		10,396	1,694	10,466

Total assets		761,492	124,073	747,550

LIABILITIES AND EQUITY

Current liabilities
Short-term borrowings	10	107,032	17,439	110,000
Accounts payables		27,155	4,425	28,796
Notes payable	11	88,185	14,368	38,299
Advance from customers		16,116	2,626	11,714
Accrued expenses and other payables		6,488	1,057	6,831
Obligations under capital leases-current	12	8,049	1,311	6,282
Total current liabilities		253,025	41,226	201,922

Obligations under capital leases	12	12,787	2,083	13,718
Long-term loan	10	10,000	1,629	10,000
Deferred tax liabilities		3,471	566	3,476

Total liabilities		279,283	45,504	229,116

Equity
Shareholders’ equity
Registered capital(of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)		13,323	2,171	13,323
Additional paid-in capital		311,907	50,821	311,907
Statutory reserve		37,441	6,100	37,441
Retained earnings		119,075	19,402	155,341
Cumulative translation adjustment		1,252	204	1,222
Total shareholders’ equity		482,998	78,698	519,234
Non-controlling interest		(789)	(129)	(800)
Total equity		482,209	78,569	518,434
Total liabilities and equity		761,492	124,073	747,550

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

3

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(amounts in thousands except share and per share value)

(Unaudited)

		The Three-Month Period Ended June 30,			The Six-Month Period Ended June 30,
	Notes	2013		2012	2013		2012
		RMB	US$	RMB	RMB	US$	RMB
Net sales		77,401	12,611	92,424	153,978	25,088	183,435
Cost of sales		79,708	12,987	90,543	157,476	25,658	184,580

Gross (loss) profit		(2,307)	(376)	1,881	(3,498)	(570)	(1,145)

Operating expenses
Selling expenses		3,625	591	4,678	7,970	1,299	8,764
Administrative expenses		9,985	1,627	7,469	19,291	3,143	13,817
Total operating expenses		13,610	2,218	12,147	27,261	4,442	22,581

Operating loss		(15,917)	(2,594)	(10,266)	(30,759)	(5,012)	(23,726)

Other income (expense)
- Interest income		281	46	1,851	342	56	2,509
- Interest expense		(2,664)	(434)	(3,332)	(5,881)	(958)	(6,057)
- Others income (expense), net		(27)	(4)	(78)	(128)	(21)	349

Total other income (expense)		(2,410)	(392)	(1,559)	(5,667)	(923)	(3,199)

Loss before provision for income taxes		(18,327)	(2,986)	(11,825)	(36,426)	(5,935)	(26,925)

Income tax benefit (expense)	13	136	22	(90)	159	26	(121)

Net loss		(18,191)	(2,964)	(11,915)	(36,267)	(5,909)	(27,046)

Net (loss) income attributable to noncontrolling interests		(1)	0	1	(1)	0	(2)
Net loss attributable to the Company		(18,190)	(2,964)	(11,916)	(36,266)	(5,909)	(27,044)

Other comprehensive income (loss)
- Foreign currency translation adjustments attributable to noncontrolling interest		10	2	(8)	12	2	(8)
- Foreign currency translation adjustments attributable to the Company		19	3	(18)	30	5	(26)

Comprehensive income (loss) attributable to non-controlling interest		9	2	(7)	11	2	(10)
Comprehensive loss attribute to the Company		(18,171)	(2,961)	(11,934)	(36,236)	(5,904)	(27,070)

Loss per share, Basic and diluted	14	(1.39)	(0.23)	(0.91)	(2.78)	(0.45)	(2.07)
Weighted average number ordinary shares, Basic and diluted		13,062,500	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500

 The accompanying notes are an integral part of these unaudited condensed consolidated statements.

4

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(amounts in thousands except share and per share value)

(Unaudited)

	The Six-Month Period Ended June 30,
	2013		2012
	RMB	US$	RMB
Cash flow from operating activities
Net loss	(36,267)	(5,909)	(27,046)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities
- Gain on disposal of property, plant and equipment	-	-	(35)
- Depreciation of property, plant and equipment	24,353	3,968	24,346
- Amortization of intangible assets	262	43	227
- Deferred income taxes	(159)	(26)	121
- Bad debt expense (recovery)	1,495	244	(375)
Changes in operating assets and liabilities
- Accounts and bills receivable	6,797	1,107	29,840
- Inventories	(14,526)	(2,367)	(56)
- Advance to suppliers	8,701	1,418	2,298
- Prepaid expenses and other current assets	(1,916)	(312)	28,976
- Accounts payable	(1,641)	(267)	1,986
- Accrued expenses and other payables	(291)	(47)	328
- Advance from customers	4,402	717	6,083
- Tax payable	(2,408)	(392)	(17,715)

Net cash (used in) provided by operating activities	(11,198)	(1,823)	48,978

Cash flow from investing activities
Purchases of property, plant and equipment	(244)	(40)	(556)
Restricted cash related to trade finance	(26,298)	(4,285)	62,180
Advanced to suppliers - non current	(2,288)	(373)	(97,391)
Amount change in construction in progress	(3,559)	(580)	(1,298)
Proceeds from sale of property, plant and equipment	-	-	250

Net cash used in investing activities	(32,389)	(5,278)	(36,815)

Cash flow from financing activities
Principal payments of short-term bank loans	(110,000)	(17,923)	(168,501)
Proceeds from short-term bank loans	107,032	17,439	120,000
Payment of capital lease obligation	(4,164)	(678)	-
Change in notes payable	49,886	8,128	33,110
Proceeds from sale-leaseback equipment	5,000	815	-

Net cash provided by (used in) financing activities	47,754	7,781	(15,391)

Effect of foreign exchange rate changes	(6)	10	(19)

Net increase (decrease) in cash and cash equivalent	4,161	690	(3,247)

Cash and cash equivalent
At beginning of period	5,006	804	44,172
At end of period	9,167	1,494	40,925

SUPPLEMENTARY DISCLOSURE:
Interest paid	5,881	958	6,057
Income tax paid	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	6,220	1,013	1,711
Obligations for acquired equipment under capital lease:	20,836	3,395	-

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

5

 FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 1 – BACKGROUND

Fuwei Films (Holdings) Co., Ltd. and its subsidiaries (the “Company” or the “Group”) are principally engaged in the production and distribution of BOPET film, a high quality plastic film widely used in packaging, imaging, electronics, electrical and magnetic products in the People’s Republic of China (the “PRC”). The Company is a holding company incorporated in the Cayman Islands, established on August 9, 2004 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company was established for the purpose of acquiring shares in Fuwei (BVI) Co., Ltd. (“Fuwei (BVI)”), an intermediate holding company established for the purpose of acquiring all of the ownership interest in Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”).

On August 20, 2004, the Company was allotted and issued one ordinary share of US$1.00 in Fuwei (BVI) (being the entire issued share capital of Fuwei (BVI)), thereby establishing Fuwei (BVI) as the intermediate investment holding company of the Company.

On April 23, 2009, Fuwei Films USA, LLC was set up and co-invested by Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. Fuwei Films USA, LLC has a registered capital of US$10 and total investment amount of US$100. Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. own 60% and 40% of the total shares of Fuwei Films USA, LLC, respectively.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company, pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) as applicable to smaller reporting companies, and generally accepted accounting principles for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally presented in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been omitted pursuant to such rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 filed on April 11, 2013, as amended on April 23, 2013, with the SEC. The results of the six-month period ended June 30, 2013 are not necessarily indicative of the results to be expected for the full year ended December 31, 2013.

Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company and its three subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

6

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Use of Estimates

The preparation of the condensed consolidated financial statements in accordance with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions, including those related to the recoverability of the carrying amount and the estimated useful lives of long-lived assets, valuation allowances for accounts receivable and realizable values for inventories. Changes in facts and circumstances may result in revised estimates.

Foreign Currency Transactions

The Company’s reporting currency is Chinese Yuan (Renminbi or “RMB”).

Fuwei Films (Holdings) Co., Ltd. and Fuwei (BVI) operate in Hong Kong as investment holding companies and their financial records are maintained in Hong Kong dollars, being the functional currency of these two entities. The financial records of Fuwei Films USA, LLC, a 60% owned subsidiary of the Company, are maintained in US dollars. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and income, expenses, and cash flow items are translated using the average rate for the period. The translation adjustments are recorded in accumulated other comprehensive income in the statements of equity. The changes in the translation adjustments for the current period were reported as the line items of other comprehensive income in the consolidated statements of comprehensive income.

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of comprehensive income.

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.

Commencing from July 21, 2005, the PRC government moved the RMB into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies.

For the convenience of the readers, the second quarter of 2013 RMB amounts included in the accompanying condensed consolidated financial statements in our quarterly report have been translated into U.S. dollars at the rate of US$1.00 = RMB6.1374, on the last trading day of second quarter of 2013 (June 28, 2013) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollar at that rate or at any other certain rate on June 28, 2013, or at any other date.

Cash and Cash Equivalents and Restricted Cash

For statements of cash flow purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

7

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Restricted cash refers to the cash balance held by bank as deposit for Letters of Credit and Bank Acceptance Bill. The Company has restricted cash of RMB47,750 (US$7,780) and RMB21,457 as of June 30, 2013 and December 31, 2012, respectively.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount after deduction of trade discounts, value added taxes and allowances, if any, and do not bear interest. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

The Group reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Inventories

Inventories are stated at the lower of cost or market value as of balance sheet date. Inventory valuation and cost-flow is determined using Moving Weighted Average Method basis. The Group estimates excess and slow moving inventory based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than projected by management, additional inventory write-downs may be required. Cost of work in progress and finished goods comprises direct material, direct production cost and an allocated portion of production overheads based on normal operating capacity.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Depreciation on property, plant and equipment is calculated on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets. They are as follows:

Years
Buildings and improvements	25 - 30
Plant and equipment	10 - 15
Computer equipment	5
Furniture and fixtures	5
Motor vehicles	5

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of the inventory, and expensed to cost of goods sold when inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to cost of goods sold for the period incurred.

8

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Construction in progress represents capital expenditures in respect to the new BOPET production line. No depreciation is provided in respect to construction in progress.

Leased Assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

Classification of assets leased to the Group. Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under capital leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

Assets acquired under capital leases. Where the Group acquires the use of assets under capital leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under capital leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset. Finance charges implicit in the lease payments are charged to the consolidated income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

Operating lease charges. Where the Group has the use of assets held under operating leases, payments made under the leases are charged to the consolidated income statement in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in the consolidated income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

Sale and leaseback transactions. Gains or losses on equipment sale and leaseback transactions which result in capital leases are deferred and amortized over the terms of the related leases. Gains or losses on equipment sale and leaseback transactions which result in operating leases are recognized immediately if the transactions are established at fair value. Any loss on the sale perceived to be a real economic loss is recognized immediately. However, if a loss is compensated for by future rentals at a below-market price, then the artificial loss is deferred and amortized over the period that the equipment is expected to be used. If the sale price is above fair value, then any gain is deferred and amortized over the useful life of the assets.

Lease Prepayments

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The non-current portion and current portion of lease prepayments have been reported in Lease Prepayments, Prepayments and Other Receivables in the balance sheets, respectively.

9

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is not amortized but is tested for impairment annually, or when circumstances indicate a possible impairment may exist. Impairment testing is performed at a reporting unit level. An impairment loss generally would be recognized when the carrying amount of the reporting unit exceeds the fair value of the reporting unit, with the fair value of the reporting unit determined using a discounted cash flow (“DCF”) analysis. A number of significant assumptions and estimates are involved in the application of the DCF analysis to forecast operating cash flows, including the discount rate, the internal rate of return, and projections of realizations and costs to produce. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated.

Impairment of Long-lived Assets

The Company recognizes an impairment loss when circumstances indicate that the carrying value of long-lived assets with finite lives may not be recoverable. Management’s policy in determining whether an impairment indicator exists, a triggering event, comprises measurable operating performance criteria at an asset group level as well as qualitative measures. If an analysis is necessitated by the occurrence of a triggering event, the Company uses assumptions, which are predominately identified from the Company’s strategic long-range plans, in determining the impairment amount. In the calculation of the fair value of long-lived assets, the Company compares the carrying amount of the asset group with the estimated future cash flows expected to result from the use of the assets. If the carrying amount of the asset group exceeds the estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset group with their estimated fair value. We estimate the fair value of assets based on market prices (i.e., the amount for which the asset could be bought by or sold to a third party), when available. When market prices are not available, we estimate the fair value of the asset group using discounted expected future cash flows at the Company’s weighted-average cost of capital. Management believes its policy is reasonable and is consistently applied. Future expected cash flows are based upon estimates that, if not achieved, may result in significantly different results.

Revenue Recognition

Sales of plastic films are reported, net of value added taxes (“VAT”), sales returns, and trade discounts. The standard terms and conditions under which the Company generally delivers allow a customer the right to return product for refund only if the product does not conform to product specifications; the non-conforming product is identified by the customer; and the customer rejects the non-conforming product and notifies the Company within 30 days of receipt for both PRC and overseas customers. The Company recognizes revenue when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

In the PRC, VAT of 17% on the invoice amount is collected in respect to the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company; instead, the amount is recorded as a liability on the consolidated balance sheet until such VAT is paid to the authorities.

10

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Share

Basic earnings per share is computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net earnings by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to the Company’s stock option plan.

Share-Based Payments

The Company accounts for share based payments under the modified-prospective transition method, which requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value.

Non-controlling interest

Non-controlling interest represents the portion of equity that is not attributable to the Company. The net income (loss) attributable to non-controlling interests are separately presented in the accompanying statements of income and other comprehensive income. Losses attributable to non-controlling interests in a subsidiary may exceed the interest in the subsidiary’s equity. The related non-controlling interest continues to be attributed its share of losses even if that attribution results in a deficit of the non-controlling interest balance.

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including past history and the specifics of each matter. As of June 30, 2013 and December 31, 2012, the balance of predicted liability was RMB830 (US$135) and RMB830, respectively, which was estimated liability related to our defective products and included in accrued expenses and other payables as current liabilities on balance sheets.

Reclassification

For comparative purposes, the prior year’s consolidated financial statements have been reclassified to conform to reporting classifications of the current year periods. These reclassifications had no effect on net loss or total net cash flows as previously reported.

11

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Going Concern Matters

The accompanying condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the company as a going concern. However, as of June 30, 2013 and 2012, the Company had a working capital deficiency of RMB96,575 (US$15,735) and RMB24,960 and accumulated deficit of RMB36,267 (US$5,909) and RMB27,046 from net losses incurred during the first half year of 2013 and 2012. Confronted with the fierce competition in the BOPET industry in China, the Company may still witness losses over the next twelve months. The ability of the Company to operate as a going concern depends upon its ability to obtain outside sources of working capital and/or generate positive cash flow from operations. The Company accordingly has developed an outside financing plan to meet the need of working capital for our operation or debts. At the same time, the Company will continue implementing cost reductions on both manufacturing costs and operating expenses to improve profit margins. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Recently Issued Accounting Standards

In March 2013, the FASB issued guidance on a parent company’s accounting for the cumulative translation adjustment upon derecognition of a subsidiary or group of assets within a foreign entity. This new guidance requires that the parent company releases any related cumulative translation adjustment into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The new guidance will be effective for us beginning July 1, 2014. The adoption of this pronouncement is not expected to have a material impact on the Company’s financial statements.

In February 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2013-02, which requires entities to present information about significant items reclassified out of accumulated other comprehensive income (loss) by component either on the face of the statement where net income is presented or as a separate disclosure in the notes to the financial statements. This ASU is effective for the Company in the first quarter of fiscal 2014. We do not expect the adoption will have a significant impact on our consolidated financial statements.

In July 2012, FASB issued ASU 2012-02, which amends how companies test for impairment of indefinite-lived intangible assets. The new guidance permits a company to assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount as a basis for determining whether it is necessary to perform the annual impairment test. The ASU is effective for the Company in the first quarter of fiscal 2014. We do not expect the adoption will have a significant impact on our consolidated financial statements.

12

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 3 - ACCOUNTS AND BILLS RECEIVABLES

Accounts and bills receivables consisted of the following:

	June 30, 2013		December 31, 2012
	RMB	US$	RMB
Accounts receivable	11,564	1,884	11,943
Less: Allowance for doubtful accounts	(2,690)	(438)	(1,196)
	8,874	1,446	10,747
Bills receivable	4,422	720	10,840
	13,296	2,166	21,587

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 90 days from the date of billing. Generally, the Group does not obtain collateral from customers. Bills receivable are banker’s acceptance bills, which are guaranteed by bank.

NOTE 4-INVENTORIES

Inventories consisted of the following:

	June 30, 2013		December 31, 2012
	RMB	US$	RMB
Raw materials	22,291	3,632	19,081
Work-in-progress	2,787	454	3,095
Finished goods	29,099	4,742	17,507
Consumables and spare parts	750	122	719
Inventory-impairment	(6,111)	(996)	(6,111)
	48,816	7,954	34,291

NOTE 5-PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	June 30, 2013		December 31, 2012
	RMB	US$	RMB
Buildings	46,751	7,617	46,280
Plant and equipment	453,518	73,894	453,518
Computer equipment	2,160	352	2,056
Furniture and fixtures	9,168	1,494	9,027
Motor vehicles	2,093	341	2,094
	513,690	83,698	512,975
Less: accumulated depreciation	(304,463)	(49,608)	(279,640)
	209,227	34,090	233,335

Total depreciation for the six-month periods ended June 30, 2013 and 2012 was RMB24,346 (US$3,832) and RMB19,303, respectively. For the three-month periods ended June 30, 2013 and 2012, depreciation expenses were RMB12,160 (US$1,914) and RMB10,387, respectively.

13

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 6 - CONSTRUCTION IN PROGRESS

Construction-in-progress represents capital expenditure in respect to the BOPET production line. Construction in progress was RMB328,418 (US$53,511) ended June 30, 2013, and RMB337,990 ended December 31, 2012, respectively.

NOTE 7 - LEASE PREPAYMENTS

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The current portion of lease prepayments has been included in prepayments and other receivables in the balance sheet.

Lease prepayments consisted of the following:

	June 30, 2013		December 31, 2012
	RMB	US$	RMB
Lease prepayment - non current	19,261	3,138	19,523
Lease prepayment - current	454	74	454
	19,715	3,212	19,977

Amortization of land use rights for the six months ended June 30, 2013 and 2012 was RMB262 (US$43) and RMB227, respectively. Amortization of land use rights for the three months ended June 30, 2013 and 2012 was RMB131 (US$21) and RMB114, respectively.

Estimated amortization expenses for the next five years after June 30, 2013 are as follows:

	RMB	US$
1 year after	454	74
2 years after	454	74
3 years after	454	74
4 years after	454	74
5 years after	454	74
Thereafter	17,445	2,842

As of June 30, 2013, the amount of RMB454 (US$74) will be charged into amortization expenses within one year, and is classified as current asset under the separate line item captioned as Prepayments and Other Receivables on balance sheets.

NOTE 8 – LONG-TERM DEPOSIT

On January 20, 2008, Shandong Fuwei signed a “Letter of Intent of Joyinn Capital Increase and Share Expansion” (“LOI”) with Joyinn Hotel Investment & Management Co., Ltd. (“Joyinn”) and shareholders of Joyinn. Joyinn is a legal company of limited liability that registered on May 19, 2006 in Beijing, with registered capital of RMB50,000 (US$6,236).

14

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Pursuant to the terms of the LOI, Shandong Fuwei deposited RMB26,000 (half of the would-be added register capital of RMB52,000), to Joyinn as a prepayment as of June 30, 2008. The prepayment to Joyinn will be regarded as investment payment after all parties enter into the final capital increase and shares expansion agreement during the effective term of this LOI. A share pledging agreement was entered into subsequently on April 9, 2008 between Shandong Fuwei and Shandong Xinmeng Investment Co., Ltd (“Pledger”), which holds 97.6% shares of Joyinn. The Pledger agreed to pledge its 52% interest in Joyinn, as a guarantee to the prepayment on the newly increased register capital made by Shandong Fuwei to Joyinn. Based on the mutual supplementary agreement signed in June 2008, the prepayment was decreased by RMB5,000 and returned to the Company on June 18, 2008.

On June 23, 2009, Shandong Fuwei and the Pledger, the major shareholder of Joyinn, agreed that the Pledger would pledge another 19% of its interest in Joyinn in addition to the previous pledge of 52% interest in Joyinn as a guarantee to the prepayment on the newly increased register capital made by Shandong Fuwei to Joyinn. As a result, the Pledger’s percentage of pledged interest in Joyinn increased from 52% to 71%. In the year 2010, the Company impaired the deposit amount by RMB4,240 (US$681). The impairment was determined based on an independent appraisal study.

On July 14, 2009, Shandong Fuwei and Joyinn entered into a “Supplementary Agreement of Letter of Intent of Joyinn Capital Increase and Share Expansion” (the “Supplementary Agreement”), which extends the duration of former agreement to two (2) years granting Shandong Fuwei the option to determine whether to continue or withdraw the investment prior to January 14, 2010, the expiration date of the Supplementary Agreement.

Upon the expiration of the Supplementary Agreement on January 14, 2010, Shandong Fuwei and the Pledger entered into an agreement pursuant to which the Pledger agreed to transfer a 71% interest in Joyinn to Shandong Fuwei. The transaction is subject to the approval of the authority body of both parties.

On March 9, 2012, Shandong Fuwei and the Pledger agreed that prior to the approval of the foregoing share transfer, all the related agreements and share pledge terms and conditions will remain in full force and effect.

On November 8, 2012, the Pledger’s ownership of Joyinn was transferred to Weifang State-Owned Assets Operation Administration Company (the “Administration Company”) pursuant to a court order. On December 10, 2012, Shandong Fuwei entered into a Share Pledge Agreement with the Administration Company, as the major shareholder of Joyinn, in which the Administration Company agreed to all the terms and conditions in the LOI and the Supplementary Agreement. The Administration Company, as the new Pledger, agreed to increase the pledged interest by 16.8% to 87.8%.

As of June 30, 2013 and December 31, 2012 the total amount of the deposit was RMB16,760 (US$2,731) and RMB16,760, respectively.

NOTE 9 – OTHER ASSETS

Other assets represent loss on sale-leaseback arrangement with International Far Eastern Leasing Co., Ltd. The loss is treated as compensation for the future rentals paid by Shandong Fuwei at a below-market price. The artificial loss should be deferred and amortized in proportion to the amortization of the related leased assets. As of June 30, 2013 and December 31, 2012, the total amount of the other assets was RMB13,393 (US$2,182) and RMB262, respectively.

15

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 10 - SHORT-TERM BORROWINGS AND LONG-TERM LOAN

Short-term borrowings and long-term loan consisted of the following:

		June 30, 2013		December 31, 2012
Lender	Interest rate per annum	RMB	US$	RMB

BANK LOANS
Bank of Communications Co., Ltd.
- May 11, 2012 to May 7, 2013	7.87%	-	-	10,000
- May 8, 2012 to April 5, 2013	7.87%	-	-	30,000
- May 9, 2012 to April 15, 2013	7.87%	-	-	35,000
- May 9, 2012 to April 26, 2013	7.87%	-	-	35,000
- April 18, 2013 to April 2, 2014	7.57%	20,000	3,259	-
- April 19, 2013 to April 11, 2014	7.57%	20,000	3,259	-
- April 23, 2013 to April 16, 2014	7.57%	25,000	4,073	-
- April 25, 2013 to April 18, 2014	7.57%	20,000	3,259	-
- May 2, 2013 to April 24, 2014	7.57%	20,000	3,259	-
SPD Bank
- February 5, 2013 to August 4, 2013	5.47%	2,032	330	-

LONG-TERM LOANS
Weifang Dongfang State-owned Assets Management Co., Ltd.
- October 19, 2009 to October 18, 2017	6.12%	10,000	1,629	10,000
		117,032	19,068	120,000
Less: amounts classified as short-term loan		(107,032)	(17,439)	(110,000)
Long-term Loan		10,000	1,629	10,000

The Company has entered into several loan agreements with commercial banks with terms ranging from one year to eight years to finance its working capital, R&D investment and construction. The weighted average interest rate of short-term bank loans outstanding as of June 30, 2013 and December 31, 2012 was 7.72% and 7.66% per annum, respectively.

The principal amounts of the above short-term loans are repayable at the end of the loan period, and are secured by property, plant and equipment, and lease prepayments.

The Company paid off four short-term loans totaling RMB110,000 (US$17,923) to Bank of Communications Co., Ltd. in April 2013 and then obtained five new short-term loans from Bank of Communications Co., Ltd. in April and May 2013 for a total amount of RMB105,000 (US$17,109), including: (i) RMB20,000 (US$3,259) on April 18, 2013, maturing on April 2, 2014; (ii) RMB20,000 (US$3,259) on April 19, 2013, maturing on April 11, 2014; (iii) RMB25,000 (US$4,073) on April 23, 2013, maturing on April 16, 2014; (iv) RMB20,000 (US$3,259) on April 25, 2013, maturing on April 18, 2014; and (v) RMB20,000 (US$3,259) on May 2, 2013, maturing on April 24, 2014. The annual interest rate of these bank loans is 7.57%.

16

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

The Company obtained one short-term loan from SPD Bank on February 5, 2013 for the amount of RMB2,032 (US$330) maturing on August 4, 2013. As of June 30, 2013 and December 31, 2012, the balance of short-term loans is RMB107,032 (US$17,439) and RMB110,000, respectively.

On November 20, 2009, the Company signed a long-term loan agreement in the amount of RMB10,000 (US$1,629) with Weifang Dongfang State-owned Assets Management Co., Ltd., with an eight-year loan term, which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, the Company will make principal installment payments of RMB3,350 (US$546) per year with the remaining principal balance of RMB3,300 (US$538) due in 2017. The annual interest rate for the loan is the benchmark interest rate for over five-year loans announced by the People’s Bank of China reduced by 10% and the applicable annual interest rate for the period ended June 30, 2013 is 6.12%. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. and is used for the Company's projects.

Long-term bank loans maturity for the next five years after June 30, 2013 are as follows:

	RMB	US$
1 year after	-	-
2 years after	1,675	273
3 years after	3,350	546
4 years after	3,350	546
5 years after	1,625	264

NOTE 11 - NOTES PAYABLE

As of June 30, 2013 and December 31, 2012, Shandong Fuwei had banker’s acceptances opened with a maturity from three to six months totaling RMB88,185 (US$14,368) and RMB38,299 for payment in connection with raw materials on a total deposits of RMB47,277 (US$7,703) and RMB19,146 at SPD Bank and Bank of Communications Co., Ltd.

NOTE 12 – OBLIGATIONS UNDER CAPITAL LEASES

The Group has commitments under capital lease agreements as for a part of new third production line and associated equipment. The leases have terms of 3 years expiring by the end of February 2016. As of June 30, 2013, future payments under these capital leases are as follows:

17

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

	June 30,2013						December 31,2012
	RMB	US$	RMB	US$	RMB	US$	RMB	RMB	RMB
	Present value of the minimum lease payments		Total minimum lease payments		Interest		Present value of the minimum lease payments	Total minimum lease payments	Interest

Within 1 year	8,049	1,311	9,166	1,493	1,117	182	6,282	7,287	1,005
After 1 year but within 2 years	8,587	1,399	9,166	1,493	579	94	6,637	7,333	696
After 2 years but within 3 years	4,200	684	4,278	697	78	13	7,081	7,332	251
After 3 years	-	-	-		-	-	-	-	-
	20,836	3,394	22,610	3,683	1,774	289	20,000	21,952	1,952

Less: balance due within one year classified as current liabilities	(8,049)	(1,311)					(6,282)
	12,787	2,083					13,718

Details of obligations under capital leases are as follows:

	June 30,2013	December 31,2012
	RMB	RMB

RMB denominated obligations
Fixed interest rate of 6.49% per annum	20,836	20,000

	20,836	20,000

Guarantee deposit of RMB800 (US$130) over the capital leased assets concerned and relevant insurance policies were provided to the lessor as collateral and security. In addition, as is customary in the case of capital leases, the Group’s obligations amounting to RMB22,610 (US$3,683) are guaranteed by four related parties: Weifang State-Owned Assets Operation Administration Company, Beijing Shiweitong Technology Development Co., Ltd., Fuwei Films (Holdings) Co., Ltd., and Fuwei Films (BVI) Co., Ltd., respectively.

NOTE 13-INCOME TAX

Income tax benefit was RMB159 (US$26) and income tax expense was RMB121 for the six months ended June 30, 2013 and 2012, respectively.

Income tax benefit was RMB136 (US$22) and income tax expense was RMB90 for the three months ended June 30, 2013 and 2012, respectively.

NOTE 14 - LOSS PER SHARE

Basic and diluted net loss per share was RMB2.78 (US$0.45) and RMB2.07 for the six-month period ended June 30, 2013 and 2012.

18

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Basic and diluted net loss per share was RMB1.39 (US$0.23) and RMB0.91 for the three-month period ended June 30, 2013 and 2012, respectively.

NOTE 15 - MAJOR CUSTOMERS AND VENDORS

There were no major customers who accounted for more than 10% of the total net revenue for the six-month periods ended June 30, 2013 and 2012.

One vendor provided approximately 65.2% and 34.2% of the Company’s purchases of raw materials, supplies and equipment for the three months ended June 30, 2013 and 2012, respectively. One vendor provided approximately 57.1% of the Company’s purchases of raw materials, supplies and equipment for the six months ended June 30, 2013. The Company had a RMB2,219 (US$362) advance to that vendor as of June 30, 2013. Three vendors provided approximately 64.8% of the Company’s purchases of raw materials, supplies and equipment for the six months ended June 30, 2012 with each vendor accounting for about 37.2%, 17.2%, and 10.4%, respectively.

19

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References to "dollars" and "US$" are to United States Dollars. References to "we", "us", the "Company" or "Fuwei Films" include Fuwei Films (Holdings) Co., Ltd. and its subsidiaries, except where the context requires otherwise.

In the second quarter of 2013, we continued to be adversely affected by enhanced competition and increased supply over demand in China’s BOPET market. In addition, less demand from overseas as well as anti-dumping measures taken by USA and South Korea caused a decrease in orders from international markets. The foregoing factors have contributed to significant decrease in sales volumes, which resulted in reduced total revenue compared with the second quarter of 2012.

We believe that in the coming quarters of 2013, there will be growing capacity of BOPET films in China and stronger competition in the market. Our ability to retain effective control over the pricing of our products on a timely basis is limited due to the enhanced competition in the BOPET market. As a result, we may continue to witness losses in the short to medium term.

Results of operations for the six-month periods ended June 30, 2013 compared to June 30, 2012

The table below sets forth certain line items from our Statement of Income as a percentage of revenue:

	Six-Month Period Ended	Six-Month Period Ended
	June 30, 2013	June 30, 2012
	(as % of Revenue)
Gross profit	(2.3)	(0.6)
Operating expenses	(17.7)	(12.3)
Operating income (loss)	(20.0)	(12.9)
Other income (expense)	(3.7)	(1.7)
Provision for income taxes	0.1	(0.1)
Net income (loss)	(23.6)	(14.7)

Revenue

Our revenue is primarily derived from the manufacture and sale of plastic films.

Net sales during the six-month period ended June 30, 2013 were RMB154.0 million (US$25.1 million), compared to RMB183.4 million, during the same period in 2012, representing a decrease of RMB29.4 million or 16.0%, mainly due to the reduction of average sales price by 3.6% arising from stronger competition in China and decrease of total sales volumes by 12.9%. The reduction of average sales price causing a decrease of RMB5.8 million and the sales volume causing a decrease of RMB23.6 million, led to a total revenue decrease of RMB29.4 million.

In the six-month period ended June 30, 2013, sales of specialty films were RMB49.6 million (US$8.1 million) or 32.2% of our total revenues as compared to RMB39.1 million or 21.3% in the same period of 2012, which was an increase of RMB10.5 million, or 26.9% as compared to the same period in 2012. The reduction of average sales price causing a decrease of RMB4.9 million and the increase in the sales volume causing an increase of RMB15.4 million, led to a total increase in the sales of specialty films of RMB10.5 million. The increase was largely attributable to the increase in demand for dry films and heat shrinkable films.

20

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Six-Month Period Ended June 30, 2013		% of Total	Six-Month Period Ended June 30, 2012	% of Total
	RMB	US$		RMB
Stamping and transfer film	71,495	11,649	46.4%	101,352	55.3%
Printing film	11,557	1,883	7.5%	24,586	13.4%
Metallization film	10,022	1,633	6.5%	10,640	5.8%
Specialty film	49,648	8,089	32.2%	39,148	21.3%
Base film for other application	11,256	1,834	7.3%	7,709	4.2%

	153,978	25,088	100.0%	183,435	100.0%

Overseas sales during the six months ended June 30, 2013 were RMB22.1 million or US$3.6 million, or 14.3% of total revenues, compared with RMB37.1 million or 20.2% of total revenues in the same period in 2012. The increase of average sales price caused an increase of RMB0.3 million and the decrease in sales volume resulted in a decrease of RMB15.3 million. The decrease in overseas sales was mainly due to lower demand from international markets and enhanced competition as well as anti-dumping measures taken by the USA and South Korea, which led to a decrease in orders from the overseas markets compared to the same period of 2012.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Six-Month Period Ended June 30, 2013			Six-Month Period Ended June 30, 2012
	RMB	US$	% of Total	RMB	% of Total
Sales in China	131,886	21,489	85.7%	146,333	79.8%
Sales in other countries	22,092	3,599	14.3%	37,102	20.2%

	153,978	25,088	100.0%	183,435	100.0%

Cost of Goods Sold

Our cost of goods sold comprises mainly of material costs, factory overhead, power, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Six-Month Period Ended June 30, 2013	Six-Month Period Ended June 30, 2012
	% of total	% of total
Materials costs	72.2%	74.5%
Factory overhead	14.3%	12.7%
Energy expense	8.6%	8.0%
Packaging materials	2.8%	3.0%
Direct labor	2.1%	1.8%

21

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cost of goods sold during the first six months of 2013 totaled RMB157.5 million (US$25.7 million) as compared to RMB184.6 million in the same period of 2012. This was RMB27.1 million or 14.7% lower than the same period in 2012, mainly due to the decreases in sales volumes by 12.9% and unit cost of goods sold by 2.1% compared to the same period in 2012. The lower cost of goods sold of RMB27.1 million is made up by reduction of total unit cost of RMB3.3 million and decrease in sales volume of RMB23.8 million.

Gross Loss

Our gross loss was RMB3.5 million (US$0.6 million) for the first six months ended June 30, 2013, representing a gross loss rate of 2.3%, as compared to a gross loss rate of 0.6% for the same period in 2012. Correspondingly, gross loss rate increased by 1.7 percentage points. Our average product sales prices decreased by 3.6% compared to the same period last year while the average cost of goods sold decreased by 2.1% compared to the same period last year. Consequently, the amount of decrease in sales revenue was larger than that in cost of goods sold during the six months ended June 30, 2013 compared with the same period in 2012, which resulted in an increase in our gross loss.

Operating Expenses

Operating expenses for the six months ended June 30, 2013 were RMB27.3million (US$4.4 million), compared to RMB22.6 million in the same period in 2012, which was RMB4.7 million or 20.8% more than the same period in 2012. This increase is mainly due to increased R&D expenditure for the first half of 2013.

Other Expense

Total other expense is a combination result of interest income, interest expense and others income (expense). Total other expense during the first half of 2013 was RMB5.7 million (US$0.9 million), RMB2.5 million more than the same period in 2012, which mainly attributed to the decreased interest income. Among the total other expenses, interest expense totaled RMB5.9 million (US$1.0 million) during the first half of 2013, RMB0.2 million or 3.3% lower than the same period of 2012. The decrease is mainly due to lower principal amount on our bank loans.

Income Tax Benefit (Expense)

The income tax benefit was RMB0.2 million (US$0.03 million) during the six months ended June 30, 2013, compared to income tax expense of RMB0.1 million during the same period in 2012. This decrease was due to changes in deferred tax for the six months ended June 30, 2013.

Net Loss

Net loss attributable to the Company during the first half of 2013 was RMB36.3 million (US$5.9 million) compared to net loss attributable to the Company of RMB27.0 million during the same period in 2012, representing an increase of RMB9.3 million from the same period in 2012 due to the factors described above.

22

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of operations for the three-month periods ended June 30, 2013 compared to June 30, 2012

The table below sets forth certain line items from our Statement of Income as a percentage of revenue:

	Three-Month Period Ended	Three-Month Period Ended
	June 30, 2013	June 30, 2012
	(as % of Revenue)
Gross profit	(3.0)	2.0
Operating expenses	(17.6)	(13.1)
Operating income (loss)	(20.6)	(11.1)
Other income (expense)	(3.1)	(1.7)
Provision for income taxes	0.2	(0.1)
Net income (loss)	(23.5)	(12.8)

Revenue

Net sales during the second quarter ended June 30, 2013 were RMB77.4 million (US$12.6 million), compared to RMB92.4 million during the same period in 2012, representing a decrease of RMB15.0 million or 16.2%, mainly due to the reduction of average sales price by 5.9% arising from stronger competition in China and decrease of total sales volumes by 11.0%. The reduction of average sales price causing a decrease of RMB4.8 million and the sales volume causing a decrease of RMB10.2 million, led to a total revenue decrease of RMB15.0 million.

In the second quarter of 2013, sales of specialty films were RMB29.7 million (US$4.8 million) or 38.4% of our total revenues as compared to RMB22.3 million or 24.2% in the same period of 2012, which was an increase of RMB7.4 million, or 33.2% as compared to the same period in 2012. The reduction of average sales price causing a decrease of RMB3.8 million and the increase in the sales volume causing an increase of RMB11.2 million, led to a total increase in the sales of specialty films of RMB7.4 million. The increase was largely attributable to the increase in demand for dry films and heat shrinkable films.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three - Month Period Ended June 30, 2013		% of Total	Three - Month Period Ended June 30, 2012	% of Total
	RMB	US$		RMB
Stamping and transfer film	33,892	5,522	43.8%	48,782	52.8%
Printing film	5,782	942	7.5%	11,599	12.5%
Metallization film	1,780	290	2.3%	5,369	5.8%
Specialty film	29,741	4,846	38.4%	22,331	24.2%
Base film for other application	6,206	1,011	8.0%	4,343	4.7%

	77,401	12,611	100.0%	92,424	100.0%

Overseas sales were RMB9.5 million or US$1.5 million, or 12.3% of total revenues, compared with RMB20.1 million or 21.8% of total revenues in the second quarter of 2012. The increase of average sales price caused an increase of RMB0.2 million and the decrease in sales volume resulted in a decrease of RMB10.8 million. The decrease in overseas sales was mainly due to lower demand from international markets and enhanced competition as well as anti-dumping measures taken by the USA and South Korea, which led to a decrease in orders from the overseas markets compared to the same period of 2012.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Three-Month Period Ended June 30, 2013		% of Total	Three-Month Period Ended June 30, 2012	% of Total
	RMB	US$		RMB
Sales in China	67,906	11,064	87.7%	72,279	78.2%
Sales in other countries	9,495	1,547	12.3%	20,145	21.8%

	77,401	12,611	100.0%	92,424	100.0%

Cost of Goods Sold

Our cost of goods sold comprises mainly of material costs, factory overhead, power, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Three-Month Period Ended June 30, 2013	Three-Month Period Ended June 30, 2012
	% of total	% of total
Materials costs	74.5%	74.2%
Factory overhead	13.0%	12.8%
Energy expense	7.7%	8.1%
Packaging materials	2.8%	3.1%
Direct labor	2.0%	1.8%

Cost of goods sold during the second quarter of 2013 totaled RMB79.7 million (US$13.0 million) as compared to RMB90.5 million in the same period of 2012. This was RMB10.8 million or 11.9% lower than the same period in 2012, mainly due to the decreases in sales volumes by 11.0% and unit cost of goods sold by 1.1% compared to the same period in 2012. The lower cost of goods sold of RMB10.8 million is made up by reduction of total unit cost of RMB0.9 million and decrease in sales volume of RMB9.9 million.

Gross Loss

Our gross loss was RMB2.3 million (US$0.4 million) for the second quarter ended June 30, 2013, representing a gross loss rate of 3.0%, as compared to a gross profit rate of 2.0% for the same period in 2012. Correspondingly, gross loss rate increased by 5.0 percentage point compared to the same period in 2012. Our average product sales prices decreased by 5.9% compared to the same period last year while the average cost of goods sold decreased by 1.1% compared to the same period last year. Consequently, the amount of decrease in sales revenue was larger than that in cost of goods sold during the second quarter ended June 30, 2013 compared with the same period in 2012, which resulted in an increase in our gross loss.

24

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Expenses

Operating expenses for the second quarter ended June 30, 2013 were RMB13.6 million (US$2.2 million), which was RMB1.5 million, or 12.4% higher than the same period in 2012. This increase was mainly due to increased R&D expenditure on new products in the second quarter of 2013.

Other Income (Expense)

Total other expense is a combination result of interest income, interest expense and others income (expense). Total other expense during the second quarter ended June 30, 2013 was RMB2.4 million (US$0.4 million), RMB0.8 million higher than the same period in 2012, which mainly attributed to decreased interest income. Among the total other expenses, interest expense totaled RMB2.7 million (US$0.4 million) during the second quarter ended June 30, 2013, RMB0.6 million lower than the same period of 2012, which is mainly due to lower principal amount on bank loans.

Income Tax Benefit (Expense)

The income tax benefit was RMB0.1 million (US$0.02 million) during the second quarter ended June 30, 2013, compared to income tax expense of RMB0.09 million during the same period in 2012. This decrease was due to changes in deferred tax for the second quarter ended June 30, 2013.

Net Loss

Net loss attributable to the Company during the second quarter ended June 30, 2013 was RMB18.2 million (US$3.0 million) compared to net loss attributable to the Company of RMB11.9 million during the same period in 2012, representing an increase of RMB6.3 million for the same period in 2012 due to the factors described above.

Liquidity and Capital Resources

Our capital expenditures have been primarily from cash generated from our operations and borrowings from financial institutions, including through sale-leaseback transactions. The interest rates of borrowings from financial institutions during the period from the second quarter of 2012 to the second quarter of 2013 ranged from 5.47% to 7.57%.

On December 21, 2012, Shandong Fuwei signed a sale-leaseback contract with International Far Eastern Leasing Co., Ltd. (“Far Eastern Leasing”). Far Eastern Leasing purchased certain equipment included in the third production line, and simultaneously leased them back to Shandong Fuwei. Shandong Fuwei will pay rent totaling RMB21.95 million (including interest) to Far Eastern Leasing over the three years ended December 26, 2015. In March 2013, Shandong Fuwei signed another sale-leaseback contract with Far Eastern Leasing, pursuant to which it has agreed to pay total rent of RMB5.49 million (including interest) to Far Eastern Leasing over the three years ended March 27, 2016. The financed equipment mentioned above is covered by an insurance policy, the premium of which will be paid by Shandong Fuwei. The contract was guaranteed by the following entities: Weifang State-owned Assets Operation Administration Company, Fuwei Films (Holdings) Co., Ltd, Fuwei (BVI) Co., Ltd., and Beijing Shiweitong Science and Technology Co., Ltd.

25

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We paid off four short-term loans totaling RMB110.0 million (US$17.9 million) to Bank of Communications Co., Ltd. in April 2013 and then obtained five new short-term loans from Bank of Communications Co., Ltd. in April and May 2013 for a total amount of RMB105.0 million (US$17.1 million), including: (i) RMB20.0 million (US$3.3 million) on April 18, 2013, maturing on April 2, 2014; (ii) RMB20.0 million (US$3.3 million) on April 19, 2013, maturing on April 11, 2014; (iii) RMB25.0 million (US$4.1 million) on April 23, 2013, maturing on April 16, 2014; (iv) RMB20.0 million (US$3.3 million) on April 25, 2013, maturing on April 18, 2014; and (v) RMB20.0 million (US$3.3 million) on May 2, 2013, maturing on April 24, 2014. The annual interest rate of these bank loans is 7.57%. We obtained one short-term loan from SPD Bank on February 5, 2013 for the amount of RMB2.0 million (US$0.3 million) maturing on August 4, 2013. As of June 30, 2013, the balance of short-term loans is RMB107.0 million (US$17.4 million).

On November 20, 2009, we signed a long-term loan agreement of RMB10.0 million (US$1.6 million) with Weifang Dongfang State-owned Assets Management Co., Ltd., with an eight-year loan term, which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, we will make principal installment payments of RMB3.35 million (US$0.5 million) per year with the remaining principal balance of RMB3.30 million (US$0.5 million) due in 2017. The annual interest rate for the loan is the benchmark interest rate for over five-year loans announced by the People’s Bank of China reduced by 10% and the applicable annual interest rate for the period ended June 30, 2013 is 6.12%. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. and is used for our projects.

We believe that, after taking into consideration our present and potential future banking facilities, existing cash and the expected cash flows to be generated from our operations, we will have adequate sources of liquidity to meet our short-term obligations and our working capital requirements.

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2013 was RMB11.2 million (US$1.8 million) compared to net cash provided by operating activities of RMB49.0 million for the six months ended June 30, 2012. This decrease in cash flows from operating activities was primarily attributable to the decrease in cash inflows from accounts and bills receivable, and other current assets.

Investing Activities

Net cash flows used in investing activities for the six months ended June 30, 2013 was RMB32.4 million (US$5.3 million) compared to net cash flows used in investing activities of RMB36.8 million for the six months ended June 30, 2012, which is a decrease of RMB4.4 million (US$0.7 million). This decrease in cash flows used in investing activities was attributable primarily to the decreased advance to suppliers in the second quarter of 2012, which resulted in a decrease in cash flows used in investing activities for the first six months of 2013 compared to the same period of 2012.

Financing Activities

Net cash flows provided by financing activities for the six months ended June 30, 2013 was RMB47.8 million (US$7.8 million) compared to net cash flows used in financing activities of RMB15.4 million for the six months ended June 30, 2012, which is an increase of RMB63.2 million (US$10.3 million). This increase in cash flows provided by financing activities was attributable primarily to an increase in notes payable.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Working Capital

As of June 30, 2013 and December 31, 2012, we had a working capital deficit of RMB96.6 million (US$15.7 million) and RMB78.0 million, respectively. Working capital deficit increased by RMB18.6 million (US$3.0 million), or 23.8% compared to the amount as of December 31, 2012. We have short-term bank loans of RMB107.0 million (US$17.4 million) reported in current liability. We intend to repay RMB2.0 million (US$0.3 million) of short-term loans at maturity on August 4, 2013, RMB105.0 million (US$17.1 million) at maturity in April 2014.

Contractual Obligations

The following table is a summary of our contractual obligations as of June 30, 2012 (in thousands RMB):

	Payments due by period
		Less than	1-3	3-5	More than
Contractual obligations	Total	1 year	years	years	5 years

Rental obligations	176	176	-	-	-
Purchase commitment	17,500	17,500	-	-	-

Total	17,676	17,676	-	-	-

Third Production Line Update

Our third production line is still under trial operation. Although the products from this production line have yet to meet the specifications and quality standards specified in the client’s orders on a consistent basis, it has produced some commodity thick films of thickness from 38μm to 250μm, and we are producing some sample diffusion films (a type of TFT-LCD optical film) at 188μm at the request of our clients. We will continue to conduct commissioning and testing to address possible issues and develop new products during the trial operation.

Legal Proceedings

From time to time, we may be subject to legal actions and other claims arising in the ordinary course of business. Shandong Fuwei is currently a party to two legal proceedings in China.

On July 9, 2012, a client filed a lawsuit against Shandong Fuwei over the execution of the Procurement Contract between them in Beijing Daxing District People’s Court. Shandong Fuwei raised a jurisdictional objection when filing the pleading and Beijing Daxing District People’s Court overruled the objection. Shandong Fuwei filed an appeal against the judgment in the First Intermediate People’s Court of Beijing. The appeal was then dismissed on January 23, 2013 and the lawsuit will be heard by Beijing Daxing District People’s Court with a claim at RMB953,113 plus its interest. On May 15, 2013, Beijing Daxing District People’s Court heard the case and the decision is not announced yet.

On October 29, 2012, another client of Shandong Fuwei (the “Plaintiff”) filed a lawsuit against Shandong Fuwei over the execution of the Procurement Contract between them in Zhejiang Haining People’s Court. Shandong Fuwei raised a jurisdictional objection when filing the pleading and Zhejiang Haining People’s Court sustained the objection and decided that the lawsuit be heard by Weifang High-Tech District People’s Court. The Plaintiff filed an appeal against the judgment in Zhejiang Jiaxing People’s Court. The appeal was then dismissed and the plaintiff withdrew its charges against Shandong Fuwei on March 5, 2013. Soon afterwards, on March 20, 2013, the court unfroze an amount of RMB770,000 of Shandong Fuwei’s savings, which had been frozen during the hearing of the lawsuit. In early May 2013, this client filed a lawsuit against Shandong Fuwei over the product liability in Zhejiang Haining People’s Court. Pursuant to a court order, an amount of RMB770,000 of Shandong Fuwei’s savings was frozen. Shandong Fuwei then raised a jurisdictional objection which was overruled. Shandong Fuwei filed an appeal against this judgment. The appeal was then dismissed as a final decision and the case is still in the process of hearing.

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Exhibit Index

Exhibit No.	Description
4.1	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated April 18, 2013.
4.2	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated April 19, 2013.
4.3	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated April 25, 2013.
4.4	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated May 2, 2013.
4.5	Loan Contract between Fuwei Films (Shandong) Co. Ltd. and Bank of Communications Co., Ltd. dated April 23, 2013.
99.1	Press Release dated August 22, 2013.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Xiaoan He
Name: Xiaoan He
Title: Chairman and Chief Executive Officer

Dated: August 22, 2013

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